April 21, 2015

Via EDGAR and EMAIL

Tiffany Piland Posil, Esq.

Senior Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	GrafTech International Ltd.
PRE 14A filed March 31, 2015,

as amended by PRER 14A filed April 13, 2015

File No. 001-13888

Dear Ms. Piland Posil:

This letter is submitted in response to the comments of the staff (the “Staff”) of the Office of Mergers and Acquisitions of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated April 17, 2015, with respect to the above-referenced preliminary proxy statement (the “Proxy Statement”) filed by GrafTech International Ltd. (the “Company”) on March 31, 2015, as amended on April 13, 2015.

For your convenience, I have set forth each comment from your letter in bold typeface and included the Company’s response below it. References to page numbers mean page numbers of the amended Proxy Statement filed concurrently herewith.

About the Annual Meeting, page 1

We note the revised disclosure in response to prior comment 6. Please revise to clarify that discretionary authority may be exercised to vote for a substitute nominee if a bona fide nominee named in the proxy statement is “unable to serve or for good cause will not serve.” See Rule 14a-4(c)(5).

The Company acknowledges the Staff’s comment and will revise the disclosure to clarify that discretionary authority may be exercised to vote for a substitute nominee if a bona fide nominee named in the proxy statement is “unable to serve or for good cause will not serve.”

Tiffany Piland Posil

April 21, 2015

Page Two

Voting Mechanics, page 3

Please disclose the effect of abstentions on proposals 1-4 and 6. See Item 21(b) of Schedule 14A.

The Company acknowledges the Staff’s comment and will add the effect of abstentions on proposals 1-4 and 6.

What are the possible effects, under the Company’s debt agreements …, page 6

Disclosure indicates that a “ratings downgrade for this purpose will be deemed to occur only if each rating agency downgrades the notes (if the notes are then investment grade) or one rating agency downgrades the notes (if the notes are then below investment grade).” Please reconcile this disclosure with the definition of a Ratings Event in the Indenture filed as Exhibit 4.1 to the Form 8-K filed November 20, 2012.

The Company acknowledges the Staff’s comment and will reconcile its disclosure with the definition of a Ratings Event in the Indenture filed as Exhibit 4.1 to the Form 8-K filed November 20, 2012.

Proposal One: Election of Nine Directors …, page 7

Disclosure indicates that the “Board unanimously recommends submitting the enclosed WHITE proxy … to vote FOR each of the Board’s seven nominees for director” and the “Board unanimously recommends that you disregard any blue proxy or voting instruction card that may be sent to you by the Milikowskys.” Please advise us, with a view toward revised disclosure, how the Board reached a unanimous decision in those regards since three of the seven current directors are participants in a solicitation in opposition to the company’s nominees.

The Company acknowledges the Staff’s comment and will revise this disclosure to clarify that the Board recommends such submission (as opposed to “the Board unanimously recommends” such submission).

Tiffany Piland Posil

April 21, 2015

Page Three

Proposal Five: By-Law Repeal Proposal, page 85

Disclosure indicates that “Mr. Milikowsky delivered to the Company a notice of intent to present at the Annual Meeting a proposal to repeal any new by-law or any amendment to the by-laws in effect as of the date of the Annual Meeting and adopted after September 30, 2012 that is inconsistent with or disadvantageous to the Milikowsky Group or to the election of the members of the Milikowsky Control Slate.” However, the actual text of the resolution does not appear to limit its scope to amendments that are inconsistent with or disadvantageous to the Milikowsky Group or to the election of the members of the Milikowsky Control Slate. Please revise to reconcile the disclosure with the actual text and scope of the resolution.

The Company acknowledges the Staff’s comment and will remove the disclosure which limits the scope of the resolution to amendments that that are inconsistent with or disadvantageous to the Milikowsky Group or to the election of the members of the Milikowsky Control Slate.

On behalf of the Company, I hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Proxy Statement; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your attention to our response. I would welcome the opportunity to discuss further any of the points discussed in this letter or to provide supplementary materials that will assist in your review. If you have any questions, please call me at (216) 676-2397.

Sincerely yours,

/s/ John D. Moran
John D. Moran